Public Notice for Closing of the Shareholders Registry

In accordance with the Articles of Incorporation of the Company, during the Closed Period (as detailed below), the Company will close and not make any changes to the Shareholders Registry.

1. Purpose: To finalize the list of shareholders eligible for the receipt of the third quarter dividends for fiscal year 2016

2. Record Date: September 30, 2016

3. Closed Period: October 1, 2016 ~ October 7, 2016